Statement of Financial Condition

Clarksons Platou Securities, Inc.
December 31, 2016
With Report of Independent Registered Public
Accounting Firm

(SEC I.D. No. 8-45221)

OMB APPROVAL	
OMB Number:	3235-0123
Expires: May 31, 2017	
Estimates average burden	
Hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2016___ AND ENDING ___12/31/2016___
                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Clarksons Platou Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue 21st Floor
         (No. And Street)

New York	New York	10017	
(City)	(State)	(Zip Code)	

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Shea, Chief Executive Officer and Chief Financial Officer   212-317-7080
                           (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

WithumSmith+Brown
       (Name - if individual state last, first, middle name)

1411 Broadway, 9th Floor	New York	New York	10018	
(Address)	(City)	(State)	(Zip Code)	

CHECK ONE:
 ☒ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, _____ Patrick Shea _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Clarksons Platou Securities, Inc. _____ , as of

_____ December 31, 2016 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:



Signature

Chief Executive Officer and Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarksons Platou Securities, Inc.

Statement of Financial Condition

December 31, 2016

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm..1

Financial Statement

Statement of Financial Condition…………………………………………………..2
Notes to Statement of Financial Condition ……………………………………… 3-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Clarksons Platou Securities, Inc.

We have audited the accompanying statement of financial condition of Clarksons Platou Securities, Inc. (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Clarksons Platou Securities, Inc. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 27, 2017

Statement of Financial Condition

December 31, 2016

Assets

Cash	$	12,631,311
Deposit with clearing broker		100,000
Receivable from clearing broker		4,995,981
Receivables from clients		1,082,540
Fixed assets, net of accumulated depreciation and amortization of $101,261		794,863
Due from related parties		138,674
Prepaid and refundable income taxes		391,062
Deferred tax assets, net of valuation allowance of $2,393,157		–
Other assets		230,083
Total assets	$	20,364,514

Liabilities and stockholder's equity

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	2,312,373
Due to related parties		981,298
Total liabilities		3,293,671
Subordinated debt		5,000,000
Stockholder's equity:		
Common stock; $0.001 par value, 10,000 shares authorized, 3,750 shares issued and outstanding		4
Preferred stock; $0.001 par value, 1,000 shares authorized none issued and outstanding		–
Additional paid-in capital		15,766,857
Retained earnings (deficit)		(3,696,018)
Total stockholder's equity		12,070,843
Total liabilities and stockholder's equity	$	20,364,514

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Nature of Business

Clarksons Platou Securities, Inc. (the "Company") engages primarily in providing corporate finance advisory services and the underwriting, distribution, and trading of equity and debt securities. The Company also engages in the following business activities: participating in underwritings of corporate debt securities in the United States as a selling group or syndicate member; the arrangement and syndication of bank loans; including advisory services related thereto, and managing the private placement of exempt corporate and debt securities of U.S. insurance company investors. The Company participated in six firm commitment underwritings in 2016.

The entire share capital of Clarksons Platou Securities ASA (formerly RS Platou ASA) was acquired by Clarksons PLC in 2015. In consideration for its shares, RS Platou ASA shareholders received 9,518,369 shares of Clarksons PLC, notes and cash. All necessary regulatory and stockholder approvals for the transaction have been received (the "Clarksons Transaction").

As a result of the Clarksons Transaction, the Company continues as a wholly owned subsidiary of Clarksons Platou Securities AS (formerly RS Platou AS) (the "Parent") based in Norway. The Company is based in the United States and conducts business from its main office in New York City. The Company is a broker-dealer under the Securities Exchange Act of 1934 registered with the Securities and Exchange Commission ("SEC") effective November 4, 1992, and was approved as a member of the Financial Industry Regulatory Authority ("FINRA") effective December 22, 1992.

The Company received an additional capital contribution from its Parent of $10,000,000 in 2016. No additional common stock was issued in connection with the 2016 capital contribution.

Clarksons Platou Securities, Inc.

Notes to Statement of Financial Condition (Continued)

1. Organization and Nature of Business (Continued)

The Company clears all U.S. customer transactions on a fully disclosed basis through Pershing LLC ("Pershing"), an independent clearing firm. The Company is also a party to a chaperoning arrangement with its Parent, pursuant to which the Company chaperones certain activities of Clarksons Platou Securities AS in the U.S. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management of the Company to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company's cash is held by major financial institutions. At times, such amounts may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2016, the Company's cash exceeded the limit by $12,381,311.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease, using estimated useful lives of five years.

2. Significant Accounting Policies (Continued)

Receivables from Clearing Broker and from Clients

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker. Receivables from clients consist of amounts due for research services and reimbursement of legal expenses. Receivables are periodically assessed for impairment and no valuation allowance was required based on that assessment.

Other Assets and Accounts Payable, Accrued Expenses and Other Liabilities

Other assets consist primarily of prepaid expenses and other receivables. Accounts payable, accrued expenses, and other liabilities consist of annual bonuses, 401(k) benefit plan match liability, tax withholdings, amounts due to trade creditors and other accrued expenses.

Revenues

The Company earns commission revenue from effecting trades in U.S. and non-U.S. equity securities. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses these costs.

2. Significant Accounting Policies (Continued)

Revenues (Continued)

The Company also earns fees for corporate access research services provided to U.S. institutional customers in accordance with its chaperoning agreement with its Parent. Corporate access research services are typically not governed by contractual agreements.

Revenues earned for these services are recorded when services to be performed have been rendered, and the revenue is determinable and collection reasonably assured which is generally when cash is received.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the statement of financial condition as "more-likely-than-not" to be sustained by the taxing authority, and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

2. Significant Accounting Policies (Continued)

New Accounting Pronouncements

Revenue – Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. This comprehensive new revenue recognition standard, issued by the FASB and the International Accounting Standards Board (IASB), will supersede existing revenue guidance under US GAAP and IFRS. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today's guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The guidance is effective for annual periods beginning after December 15, 2017. The Company is currently assessing the impact that ASU No. 2014-09 will have on the Company's financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which, among other things, requires the recognition of lease assets and lease liabilities on the balance sheet of leasees, along with the disclosure of key information about leasing arrangements. The ASU is effective of annual periods beginning after December 15, 2018. The Company is currently assessing the impact that ASU No. 2016-02 may have on the Company's financial statements.

Clarksons Platou Securities, Inc.

Notes to Statement of Financial Condition (Continued)

2. Significant Accounting Policies (Continued)

Presentation of Financial Statements – Going Concern

In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements – Going Concern (Subtopic 205-04) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* This ASU requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued. If conditions or events indicate it is probable that an entity will be unable to meet its obligations as they become due within one year after the financial statements are issued, the update requires additional disclosures. The update is effective for periods beginning after December 15, 2016 with early adoption permitted. ASU 2014-15 is not expected to have an impact on the Company's financial statements.

3. Financial Instruments

At December 31, 2016, the Company did not own any financial assets or liabilities other than cash, and other assets and liabilities with short and intermediate term maturities and defined settlement amounts.

Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

4. Deposit with Clearing Broker

The Company maintains cash deposited with Pershing pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on October 28, 2011, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2016, the Company had $100,000 deposited with Pershing. The deposit does not represent an ownership interest in Pershing.

5. Fixed Assets

At December 31, 2016, fixed assets consist of the following:

		Estimated Useful Life in Years
Furniture	$ 113,767	7
Equipment	436,059	5
Leasehold improvements	346,298	5
Total cost	896,124	
Less accumulated depreciation and amortization	(101,261)	
Total cost, net of accumulated depreciation and amortization	$ 794,863	

6. Commitments and Contingencies

Leases

The Company entered into a lease agreement with an unrelated third party in December 2015. The lease agreement requires fixed monthly payments of approximately $89,410 ($1,072,920 per year) for the first five years, and approximately $96,861 ($1,162,330 per year) for the next five years. The Company took possession of the leased premises effective September 12, 2016; therefore, due to the lease's deferred rent commencement provisions, future minimum lease payments for this lease are disclosed below with a rent commencement date of November 19, 2016. The lease is secured by a $1,072,920 guarantee provided by the Parent consistent with the term of the lease. The Company subleases the premises to an affiliate of Clarksons, PLC consistent with the term of the lease, based on an allocation of leased space and certain operating costs.

At December 31, 2016, the future minimum lease payments are as follows:

2017	$ 1,072,920
2018	1,072,920
2019	1,072.920
2020	1,072,920
2021	1,162,330
Thereafter	5,543,390
Total	$ 10,997,400

6. Commitments and Contingencies (Continued)

Leases (Continued)

Sublease payments from the affiliate of Clarksons are expected, as follows: 2017 - $171,667; 2018 - $171,667; 2019 - $171,667; 2020 - $171,667; 2021 - $185,973; Thereafter - $886,942.

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2016, no amounts were recorded under such agreement as no loss exists.

7. Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2016, the Company had net capital of $14,433,602, which exceeded the regulatory requirement by $14,183,602, and includes $5,000,000 of liabilities subordinated to claims of general creditors.

Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at Pershing, or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and Pershing, which require, among other things, that Pershing perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption with respect to its activities in U.S. securities which are cleared on a fully disclosed basis through its clearing broker, Pershing. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption with respect to its chaperoning activities under SEC Rule 15a-6.

8. Subordinated Debt and Other Related Party Transactions

The Company borrowed $5,000,000 from its Parent on June 15, 2016, subject to a subordinated loan agreement with its Parent. Pursuant to the terms of the agreement, the loan is scheduled to mature on June 15, 2017, bears interest at an annual rate of 12-Month Libor plus 1.5%, and is subordinated to the claims of general creditors.

Pursuant to expense sharing arrangements, the Company's Parent and affiliates of Clarksons, PLC provide certain accounting and administrative expenses, IT expenses, errors & omissions and directors & officers insurance, and any other reasonable services requested by the Company. A payable of $230,341 is accrued for these services as of December 31, 2016, which is included in due to related parties in the Statement of Financial Condition. Other amounts paid by affiliates on behalf of the Company amounted to $44,944 as of December 31, 2016, and are also included in due to related parties in the Statement of Financial Condition.

The Company is also charged for investment banking services provided by its Parent. During the year ended December 31, 2016, the Company accrued expenses related to those investment banking services of $706,013, which are included in due to related parties in the Statement of Financial Condition. The Parent's investment banking services are charged against the Company's Investment banking revenues on the Statement of Operations.

The Company additionally earns fees for chaperoning corporate finance underwriting provided to U.S. institutional customers in accordance with its chaperoning agreement with its Parent. The Company recorded a receivable related to these activities of $27,711 as of December 31, 2016, which is included in due from related parties in the Statement of Financial Condition. In addition, included in due from related parties at December 31, 2016 is $63,936, which consists of amounts due from affiliates of Clarksons PLC for the sublease of space related to the lease described above.

The Company also charges Group affiliates for the execution and clearing of brokerage transactions. The Company recorded a receivable related to these activities of $47,027 as of December 31, 2016, which is included in due from related parties in the Statement of Financial Condition.

9. Concentration of Credit Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with Pershing. The Company's Clearing Agreement with Pershing provides that Pershing's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

10. Income Taxes

The Company operates as a "C" Corporation and is therefore subject to federal, state and local income taxes within its operating jurisdictions. Prepaid and refundable income taxes of $391,062 represent amounts paid in excess of estimated tax liabilities, and are included in the Statement of Financial Condition as Prepaid and refundable income taxes as of December 31, 2016.

The Company considers the need for a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. Based on this evaluation, the valuation allowance was increased from $882,162 to $2,393,157 as of December 31, 2016.

The Company's deferred taxes at December 31, 2016 were as follows:

Deferred tax assets, net of deferred tax liabilities of $10,292	$ 2,393,157
Valuation allowance	(2,393,157)
Deferred tax assets, net	$ -

The Company's gross deferred tax assets related principally to net operating losses and bonus compensation, while the gross deferred tax liabilities were primarily attributable to depreciation.

As of December 31, 2016, the Company has federal, state and local net operating loss carry forwards of approximately $2,723,543, $3,277,474 and $3,595,693, respectively. The net operating loss carry forwards expire in 2035 and 2036.

At December 31, 2016, the Company did not have any unrecognized tax benefits or liabilities resulting from uncertain tax positions. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly change in the next 12 months.

The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by the tax authorities. There are presently no ongoing income tax examinations.